

December 17, 2014

Via E-mail
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St. James's Square
London SW1Y 4PD
England

Re: BP p.l.c.
Form 6-K for Fiscal Quarter Ended September 30, 2014
Filed October 28, 2014
File No. 001-06262

Dear Dr. Gilvary:

    We have reviewed your filing and have the following comments. Our review was limited to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K for Fiscal Quarter Ended September 30, 2014

Notes on Financial Statements

Note 2 – Gulf of Mexico oil spill, page 18

(b) Provisions and contingent liabilities, page 20

Litigation and claims, page 21

1.   Your disclosure on page 22 states that the best estimate for the total cost of "those elements of the PSC settlement that BP considers can be reliably estimated is $9.7 billion" as of September 30, 2014. With regard to this estimate, you indicate that the total cost is likely to be "significantly higher" than the amount recognized to date but that

"no reliable estimate can currently be made of any business economic loss claims not yet received, processed or paid by the DHCSSP, except where eligibility notice has been issued and is not subject to further appeal by BP within the claims facility." Provide us with the analysis you performed in determining that $9.7 billion was the best estimate for the business economic loss claims under the Economic and Property Damages Settlement Agreement ("the EPD Settlement Agreement"). As part of your response, explain, in reasonable detail, how you have applied the relevant recognition and measurement provisions in IAS 37.

2.   The disclosure on page 21 indicates there are uncertainties that until resolved, preclude management from reliably estimating the value and volume of future business economic loss claims that have not been received, processed, and / or paid. Tell us how you considered the guidance per paragraph 39 of IAS 37 regarding the recognition of a provision for which there is a large population of items and a range of possible outcomes. Your response should separately address claims based on their status.

3.   Among the uncertainties you cite is whether there is a causation requirement under the EPD Settlement Agreement. However, we note recent court rulings appear to address some of these uncertainties such as the March 2014 affirmation that the EPD Settlement Agreement contained no causation requirement beyond the revenue and related tests and the May 2014 dissolution of the injunction that had halted the processing and payment of business economic loss claims to individuals whose injuries may not be traceable to the spill. Tell us how recent rulings such as these impacted your ability to record a provision for EPD Settlement Agreement obligations under IAS 37.

4.   You have also cited a lack of sufficient claims data from which to extrapolate any reliable trends along with the application of the revised policy for the matching of revenue and expenses as factors preventing the recognition of a provision for EPD Settlement Agreement obligations. Explain the nature of the claims data you need to estimate a provision compared to the data you currently have and tell us when you expect to have sufficient information. In addition, explain how management will determine that claims data provides you with "reliable trend" information.

5.   Tell us whether and how the results of a third-party audit of the DHCSSP released November 25, 2014, will impact your ability to estimate the provision associated with these claims. Explain the basis for your conclusions.

Clean Water Act penalties, page 22

6.   We note your statement that, as of September 30, 2014, you continued to "believe that a provision of $3,510 million represents a reliable estimate of the amount of the liability if the appeal is successful and this provision, calculated on the basis of the previous assumptions, has been maintained in the accounts." Tell us whether you consider this amount to be the best estimate of the expenditure that will be required to settle this

obligation pursuant to paragraphs 36 - 37 of IAS 37. In responding, tell us how you applied this guidance in estimating the provision recognized based on the assumption that your appeal will be successful.

7.   We note you maintained a $3.5 billion provision for estimated civil penalties under the Clean Water Act ("CWA") after the federal district court in New Orleans issued its decision in September 2014 that the discharge of oil was the result of gross negligence and wilful misconduct and that you will be subject to enhanced civil penalties. In light of this decision, provide us with the analysis you performed in determining that $3.5 billion remained the best estimate for the civil penalties you would rationally pay to settle this obligation as of September 30, 2014. Your response should specifically address paragraph 40 of IAS 37 regarding your evaluation of possible outcomes other than the individual outcome you consider to be most likely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant